[redacted]

14046130

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2014
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinson Patrick Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Wyche — (212) 453-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

na 3/10*

DP 3/18/14

OATH OR AFFIRMATION

I, Todd Wyche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinson Patrick Securities Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Subscribed and sworn to (or affirmed) before me on this 16 day of January, 2014 by Todd Wyche proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

[signature]
Signature

CEO
Title

KAREN L HAMLIN
Notary Public - State of New York
NO. 01HA6194340
Qualified in Queens County
My Commission Expires 9/29/2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Brinson Patrick Securities Corporation:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Brinson Patrick Securities Corporation, (the Company) as of December 31, 2013 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Brinson Patrick Securities Corporation as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 24, 2014

Brinson Patrick Securities Corporation
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	1,749
Property and equipment, net		21,800
Other receivables		2,165
Prepaid expenses and deposits		28,321
Total assets	$	54,035

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	215,893
Employee compensation and benefits payable		38,920
Lines of credit		274,986
Total liabilities		529,799
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 60 shares issued and outstanding		155,000
Additional paid-in capital		2,411,610
Accumulated deficit		(3,042,374)
Total stockholder's equity		(475,764)
Total liabilities and stockholder's equity	$	54,035

The accompanying notes are an integral part of these financial statements.

Brinson Patrick Securities Corporation
Notes to Financial Statements
December 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Brinson Patrick Securities Corporation (the "Company") was incorporated in the State of New York on February 8, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that trades securities on behalf of its clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Advertising costs are expensed as incurred. For the year ended December 31, 2013, advertising expense was $71,837.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer and equipment	$	142,372	5
Furniture and fixtures		2,522	7
Total cost of property and equipment		144,894	
Less: accumulated depreciation		(123,094)	
Property and equipment, net	$	21,800	

Depreciation expense for the year ended December 31, 2013 was $10,022.

Note 3: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: NET CAPITAL DEFICIENCY AND DISCONTINUANCE OF OPERATIONS

On June 26, 2013, the Company notified the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission of a Net Capital deficiency that the Company determined existed since April 30, 2013. Pursuant to FINRA Rule 4110, the Company has suspended all business operations until such time it is in compliance with the net capital requirements of SEA Rule 15c-3-1. The Company is actively pursuing capital resources that will allow the firm to resume operations.

Note 5: LICENSING AGREEMENT

Effective in August 2013 the Company entered into a Licensing arrangement with another broker dealer, Meyers & Associates ("Meyers"). Under this agreement, the Company licenses to Meyers the non-exclusive rights to the Company's trade and service marks. In addition, Meyers will form a division utilizing the Company's name, operating out of a separate branch office managed and supervised by the Company's principal, ("Independent Contractor"). The latter is subject to a separate agreement between Meyers and the Independent Contractor. Additional individual agreements exist between Meyers and licensed representatives previously employed by the Company.

Note 6: OCCUPANCY

The Company currently maintains office space in New York City under an Office Service Agreement effective December 1, 2013 and expiring December 31, 2014. The first month's rent for December 2013 was free, with charges thereafter billed at a rate of $5,990 per month. This agreement replaces a prior leasing arrangement that was terminated November 2013.

The Office Service Agreement covering Newport Beach, California office space was amended in August 2013, allowing the Company to reduce its space, and reduce its monthly charge to $419/month. That agreement expired on January 31, 2014 and was not extended or renewed.

The total occupancy expense for 2013 comprised the following:

Rent – New York City	$	63,160
Newport Beach, CA		10,589
Storage, space surcharges and allocated office services		10,274
Total Occupancy Expense per Statement of Operations	$	84,023

Note 7: LINE OF CREDIT

The Company has entered into a line of credit arrangement with the M&T Bank, which carries a maximum possible balance of $200,000. The loan has a variable interest rate that is 1/2% higher than the bank's prime lending rate. The loan's interest rate as of the date of the financial statements is 5.7%. As of the date of the financial statements, the Company has drawn down $199,989 of the loan balance.

The Company also maintains a second line of credit with JP Morgan Chase Bank for $75,000 to serve as an available source of funds to meet additional clearing broker deposit requirements and for potential working capital needs. Interest is accrued at the bank's prime rate. The line calls for an annual continuance fee of $750. As of December 31, 2013, $74,997 had been drawn on this line of credit.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: PROFIT SHARING PLAN

The Company has an employee benefit plan ("Plan") under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. The employer's matching contribution shall be determined by the employer with respect to each plan year. For the year ended December 31, 2013, the Company made no contributions to the Plan.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of generally accepted accounting principles (“GAAP”) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASUs”).

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011)	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Brinson Patrick Securities Corporation
Notes to Financial Statements
December 31, 2013

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and net capital requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had a deficit net capital of ($528,050) which was $563,370 less than its required net capital of $35,320; and the Company's ratio of aggregate indebtedness ($529,799) to net capital was N/A, which is less than the 15 to 1 maximum allowed. See Note 4.